FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d -16
of the Securities Exchange Act of 1934

For the month of January 2025

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                  Form 40-F  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: January 30, 2025	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Vice-President, Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Contents

Items	Description

1	Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”)

Issuer Name: Canadian National Railway Company

Stock Symbol: CNR

Please refer to the filing instructions for assistance filling out this form.

1.	Securities Sought – State the following:

a)	Class(es) of securities subject to the NCIB: Common Shares

b)	Total number of securities:

i) issued and outstanding (number must be within two calendar weeks preceding the commencement date of the NCIB) (as of January 23rd, 2025): 628,224,299 Common Shares

ii)	if applicable, in the total public float (as of January 23rd, 2025): 627,856,196 Common Shares

c)	Percentage of securities that may be purchased under the NCIB:

i)	% of issued and outstanding (maximum 5%): 3.2%

ii)	% of the public float, as the case may be (maximum 10%): 3.2%

d)	Maximum number of securities that may be acquired under the NCIB: 62,785,619 Common Shares

e)	Number of securities the issuer actually intends to acquire under the NCIB (i.e., not necessarily the maximum): Up to 20,000,000 Common Shares

f)	Is the issuer an investment fund: No.

i)	If the answer is NO:

(a)	the average daily trading volume for six months prior to date hereof: 1,160,339 Common Shares traded daily on average for the period of July 1, 2024 to December 31, 2024.

(b)	the number of shares purchased pursuant to a previous NCIB on TSX during the most recent six calendar months: 3,425,835 Common Shares for the period of July 1, 2024 to December 31, 2024.

(c)	the daily limit (25% of ADTV): 290,084 Common Shares

g)	Does the issuer have a class of restricted securities: No.

If the answer is YES:

i)	describe the voting rights of all equity securities: n/a

ii)	if the issuer does not propose to make the same NCIB for all classes of voting and equity securities, the reasons for so limiting the NCIB: n/a

Form 12 – Notice of Intention to make a Normal Course Issuer Bid (as at February 29, 2024)	© 2024, TSX Inc.

Form: 12│Issuer Name: Canadian National Railway Company

Stock Symbol: CNR

h)	Whether the securities are going to be cancelled. If such securities are not cancelled, state how such securities will be dealt with: Securities will be cancelled.

2.	Duration – State the dates on which the NCIB will commence and terminate. The NCIB may not extend for a period of more than one year from the date on which purchases may commence. (i.e. May 1, 2004 to April 30, 2005): February 4, 2025 up to and including February 3, 2026.

3.	Method of Acquisition – State the following:

a)	whether purchases will be effected through the facilities of TSX and identify any other exchanges or market places on which purchases will be made: Purchases will be effected through the TSX, alternative trading systems in Canada, the NYSE or alternative trading systems in the United States, if eligible, including by prearranged crosses.

b)	whether purchase and payment for the securities will be made by the issuer in accordance with the requirements of TSX: Yes, and in accordance with the requirements of NYSE.

c)	whether the price that the issuer will pay for any securities acquired by it will be the market price of the securities at the time of acquisition: Yes, plus brokerage fees.

d)	whether purchases (other than by way of exempt offer) will be made other than by means of open market transactions during the period the NCIB is outstanding: Purchases under the Normal Course Issuer Bid will be conducted through a combination of discretionary transactions and automatic repurchase plans through the facilities of the TSX, the NYSE or alternative trading systems, if eligible. Purchases under the Normal Course Issuer Bid may also be conducted using derivative-based programs, accelerated share repurchase transactions, or other methods of acquiring shares, subject to any required regulatory approvals and on such terms and at such times as shall be permitted by applicable laws.

4.	Consideration Offered – State whether there are any restrictions on the price the offeror is prepared to pay and any other restrictions relating to the NCIB, such as specific funds available, method of purchasing, etc.: None.

5.	Reasons for the NCIB – State the purpose or business reasons for the NCIB: CNR believes that the repurchase of its shares represents an appropriate and beneficial use of the Company’s funds.

Form 12 – Notice of Intention to make a Normal Course Issuer Bid (as at February 29, 2024)	© 2024, TSX Inc.

Form: 12│Issuer Name: Canadian National Railway Company

Stock Symbol: CNR

6.	Valuation – State whether there has been any appraisal or valuation of the issuer to the best knowledge of the directors or officers of the issuer, after reasonable enquiry, regarding the issuer, its material assets or securities prepared within the two years preceding the date of the notice, together with a statement of a reasonable time and place at which such appraisal or valuation, or a copy thereof, may be inspected. For this purpose, the phrase appraisal or valuation means both an independent appraisal or valuation and a material non- independent appraisal or valuation. If there has been such an appraisal or valuation, include a summary of such appraisal or valuation:

To the best knowledge of CNR’s directors and officers, after reasonable enquiry, CNR has not, in the past two-year period preceding the date hereof, obtained an appraisal or valuation regarding CNR or its material assets or securities.

7.	Previous Purchases – Where the issuer has purchased securities under a NCIB within the past 12 months, state the following:

a)	method of acquisition: Through the TSX and alternative trading systems in Canada.

b)	the number of securities sought and approved for purchase: Up to 32,000,000 Common Shares.

c)	the number of securities actually purchased: As at January 23, 2025, a total of 13,940,250 Common Shares had been purchased.

d)	the weighted average price paid per security: As at January 23, 2025, the weighted average price paid per security was C$168.00, excluding brokerage fees.

8.	Persons Acting Jointly or In Concert with the Issuer – Disclose the identity of any party acting jointly or in concert with the issuer: None.

9.	Acceptance by Insiders, Affiliates and Associates –

a)	name of every director or senior officer of the issuer who intends to sell securities of the issuer during the course of the NCIB: None - See Note below.

b)	where their intention is known after reasonable enquiry, the name of every associate of a director or senior officer of the issuer, person acting jointly or in concert with the issuer, or person holding 10% or more of any class of equity securities of the issuer, who intends to sell securities: None – See Note below.

Note: Except as set out below, to the knowledge of the directors and senior officers of CNR, after reasonable enquiry, no director or senior officer of CNR and no associate of a director or senior officer of CNR or any person acting jointly or in concert with CNR has any present intention to sell Common Shares during the course of the NCIB program. However, sales of Common Shares through the facilities of exchanges or otherwise by any of these persons may occur during such period in the event that the circumstances or decisions of any such person or company change or their personal circumstances require such sales.

Notwithstanding the above, certain senior officers of CNR may exercise options to purchase Common Shares under the existing stock option plans of CNR and in turn sell Common Shares in open market transactions.

As of the date hereof, to the knowledge of CNR, there is no person holding 10% or more of the Common Shares of CNR.

Form 12 – Notice of Intention to make a Normal Course Issuer Bid (as at February 29, 2024)	© 2024, TSX Inc.

Form: 12│Issuer Name: Canadian National Railway Company

Stock Symbol: CNR

10.	Benefits from the NCIB – State direct or indirect benefits to any of the persons or companies named in item 9 of selling or not selling securities of the issuer during the course of the NCIB. An answer to this item is not required where the benefits to such person or company of selling or not selling securities are the same as the benefits to any other securityholder who sells or does not sell: None.

11.	Material Changes in the Affairs of the Issuer – Disclose any previously undisclosed material changes or plans or proposals for material changes in the affairs of the issuer:

None.

12.	Participating Organization Information –

	Canada	U.S.
(a) Name of brokerage firm:	TD Securities Inc.	BNP Paribas Securities Corp.
(b) Name of registered representative:	Ashley Wiley	John Nunziata
(c) Address of brokerage firm:	TD Securities Inc. Ernst & Young Tower 222 Bay Street, 7th Floor Toronto, Ontario M5K 1A2, Canada	787 Seventh Avenue, 8th Floor, New York, NY 10019
(d) Email address:	ashley.wiley@tdsecurities.com	john.nunziata@us.bnpparibas.com
(e) Telephone number:	416-944-5126	917-286-8864

13.	Disclose any significant information regarding the NCIB not disclosed above, including any details regarding the use of put options or forward purchase contracts in conjunction with the NCIB: CNR entered into an automatic purchase plan on January 30, 2025, to repurchase a portion of the shares subject to the NCIB.

Form 12 – Notice of Intention to make a Normal Course Issuer Bid (as at February 29, 2024)	© 2024, TSX Inc.

Form: 12│Issuer Name: Canadian National Railway Company

Stock Symbol: CNR

14.	Certificate – The undersigned, a director or senior officer of the issuer duly authorized by the issuer’s board of directors, certifies that this notice is complete and accurate and in compliance with Section 629 of the TSX Company Manual. This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

/s/ Marianne Limoges

Marianne Limoges

NAME

Vice-President and Treasurer

TITLE

January 30, 2025

DATE

Form 12 – Notice of Intention to make a Normal Course Issuer Bid (as at February 29, 2024)	© 2024, TSX Inc.